UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)

SilverBow Resources Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

82836G102
(CUSIP Number)

Melissa Franzen
Riposte Capital LLC
888 Seventh Avenue, 4th Floor
New York, NY 10106
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 13, 2023
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
SCHEDULE 13D
CUSIP No. 82836G102

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 Riposte Capital LLC*
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [   ]
(b)  [   ]
3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 AF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             [   ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware
Number of Shares Beneficially Owned by Each Reporting Person With: 7 SOLE VOTING POWER
  0
 8 SHARED VOTING POWER
  1,200,000
 9 SOLE DISPOSITIVE POWER
  0
 10 SHARED DISPOSITIVE POWER
  1,200,000
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,200,000
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
  [   ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 5.3%**
14 TYPE OF REPORTING PERSON (See Instructions)
 IA
*Riposte Global Opportunity Master Fund, LP ("Master Fund") owns 1,200,000 shares of Common Stock, par value $0.01 per share ("Common Stock") of the issuer, SilverBow Resources Inc. (the "Issuer"). Khaled Beydoun is the managing member of Riposte Capital LLC and Riposte GP, LLC. Riposte GP, LLC is the general partner of Riposte Global Opportunity Master Fund, LP. Riposte Capital LLC serves as the investment manager to the Master Fund. Accordingly, Riposte Capital LLC may be deemed to share voting and dispositive power with Khaled Beydoun over the shares of Common Stock owned by the Master Fund.
**The percentage is based on 22,618,351 outstanding shares of Common Stock of the Issuer as of September 8, 2023 as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission (the "SEC") on September 12, 2023.
SCHEDULE 13D
CUSIP No. 82836G102

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 Riposte Global Opportunity Master Fund, LP*
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [   ]
(b)  [   ]
3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 WC
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             [   ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION
 Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With: 7 SOLE VOTING POWER
  0
 8 SHARED VOTING POWER
  1,200,000
 9 SOLE DISPOSITIVE POWER
  0
 10 SHARED DISPOSITIVE POWER
  1,200,000
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,200,000
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
  [   ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 5.3%**
14 TYPE OF REPORTING PERSON (See Instructions)
 PN
*Riposte Global Opportunity Master Fund, LP ("Master Fund") owns 1,200,000 shares of Common Stock of the Issuer. Khaled Beydoun is the managing member of Riposte Capital LLC and Riposte GP, LLC. Riposte GP, LLC is the general partner of Riposte Global Opportunity Master Fund, LP. Riposte Capital LLC serves as the investment manager to the Master Fund. Accordingly, Riposte Capital LLC may be deemed to share voting and dispositive power with Khaled Beydoun over the shares of Common Stock owned by the Master Fund.
**The percentage is based on 22,618,351 outstanding shares of Common Stock of the Issuer as of September 8, 2023, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission (the "SEC") on September 12, 2023.

SCHEDULE 13D
CUSIP No. 82836G102

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 Riposte GP, LLC
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [   ]
(b)  [   ]
3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 AF
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             [   ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION
 Delaware
Number of Shares Beneficially Owned by Each Reporting Person With: 7 SOLE VOTING POWER
  0
 8 SHARED VOTING POWER
  1,200,000
 9 SOLE DISPOSITIVE POWER
  0
 10 SHARED DISPOSITIVE POWER
  1,200,000
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,200,000
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
  [   ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 5.3%**
14 TYPE OF REPORTING PERSON (See Instructions)
 OO
*Riposte Global Opportunity Master Fund, LP ("Master Fund") owns 1,200,000 shares of Common Stock of the Issuer. Khaled Beydoun is the managing member of Riposte Capital LLC and Riposte GP, LLC. Riposte GP, LLC is the general partner of Riposte Global Opportunity Master Fund, LP. Riposte Capital LLC serves as the investment manager to the Master Fund. Accordingly, Riposte Capital LLC may be deemed to share voting and dispositive power with Khaled Beydoun over the shares of Common Stock owned by the Master Fund.
**The percentage is based on 22,618,351 outstanding shares of Common Stock of the Issuer as of September 8, 2023, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission (the "SEC") on September 12, 2023.

SCHEDULE 13D
CUSIP No. 82836G102

1 NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
 Khaled Beydoun*
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 (a)  [   ]
(b)  [   ]
3 SEC USE ONLY

4 SOURCE OF FUNDS (See Instructions)
 OO
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
             [   ]
6 CITIZENSHIP OR PLACE OF ORGANIZATION
 UK
Number of Shares Beneficially Owned by Each Reporting Person With: 7 SOLE VOTING POWER
  0
 8 SHARED VOTING POWER
  1,200,000
 9 SOLE DISPOSITIVE POWER
  0
 10 SHARED DISPOSITIVE POWER
  1,200,000
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 1,200,000
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
  [   ]
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 5.3%**
14 TYPE OF REPORTING PERSON (See Instructions)
 OO
*Riposte Global Opportunity Master Fund, LP ("Master Fund") owns 1,200,200 shares of Common Stock of the Issuer. Khaled Beydoun is the managing member of Riposte Capital LLC and Riposte GP, LLC. Riposte GP, LLC is the general partner of Riposte Global Opportunity Master Fund, LP. Riposte Capital LLC serves as the investment manager to the Master Fund. Accordingly, Riposte Capital LLC may be deemed to share voting and dispositive power with Khaled Beydoun over the shares of Common Stock owned by the Master Fund.
**The percentage is based on 22,618,351 outstanding shares of Common Stock of the Issuer as of September 8, 2023, as reported by the Issuer in its prospectus supplement filed with the Securities and Exchange Commission (the "SEC") on September 12, 2023.

Item 1. Security and Issuer
This Statement, Amendment No. 2 to Schedule 13D (this "Schedule 13D" or (the "Statement"), amends and supplements the beneficial ownership statement on Schedule 13D  filed with the Securities and Exchange Commission on June 14, 2023 (the "Original Statement"), as amended on June 23, 2023 (the "Amended Statement") as it relates to common shares of beneficial interest, par value $0.01 per share (the "Shares"), of SilverBow Resources, Inc.  (the "Issuer"), a Delaware incorporated company. The address of the principal executive offices of the Issuer is 920 Memorial City Way, Suite 850, Houston, Texas 77204.
Item 2. Identity and Background
(a) This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), by:
Riposte Capital LLC, the investment manager of the Master Fund (defined below);
Riposte Global Opportunity Master Fund, LP ("Master Fund");
Riposte GP, LLC, the general partner of the Master Fund;
Khaled Beydoun, a managing member of Riposte Capital LLC and Riposte GP, LLC;
(The persons and entities listed above are collectively referred to herein as the "Reporting Persons").
(b), (c) Riposte Capital LLC and Riposte GP, LLC are organized under the laws of the state of Delaware. The Master Fund is organized under the laws of the Cayman Islands. The business address of: Riposte Capital LLC; Riposte GP, LLC; the Master Fund; and Khaled Beydoun is 888 Seventh Avenue, 4th Floor, New York, NY, 10106. The principal business of each Reporting Person is investing in securities, including of the Issuer.

(d), (e)  During the last five years, none of the Reporting Persons or Related Persons (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Riposte Capital LLC, a Delaware limited liability company, serves as the investment manager to Riposte Global Opportunity Master Fund, LP, a Cayman limited partnership. Khaled Beydoun, a US Permanent Resident is the managing member of Riposte Capital LLC and managing members of Riposte GP, LLC. Riposte GP, LLC is the general partner of Riposte Global Opportunity Master Fund, LP.
Item 3. Source and Amount of Funds or Other Considerations
The source of such funds was the working capital of the Fund.
Item 5. Interest in Securities of the Issuer
(a), (b)  The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of Common Stock (including but not limited to footnotes to such information) are incorporated herein by reference.
The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of Common Stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.
Set forth on Schedule A hereto are all transactions of Common Stock which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected (from July 31, 2023) through 4:30 p.m., New York City time, on September 14, 2023.
(c) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.
(d) Not Applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The reporting persons have possession of 1,200,000 shares of the Common Stock par value $0.01 as of September 13, 2023.
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Riposte Capital LLC

By: /s/ Khaled Beydoun
___________________

Name: Khaled Beydoun
Title: Managing Member

Riposte Global Opportunity Master Fund, LP

By: /s/ Khaled Beydoun
___________________

Name: Khaled Beydoun
Title: Authorized Signatory

Riposte GP, LLC

By: /s/ Khaled Beydoun
___________________

Name: Khaled Beydoun
Title: Authorized Signatory

Khaled Beydoun

By: /s/ Khaled Beydoun
___________________

Name: Khaled Beydoun
Title: Individually

The statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

SCHEDULE A
This Schedule A sets forth information with respect to each purchase and sale of shares of Common Stock which was effectuated by a Reporting Person during the past sixty days, inclusive of any transactions effected (from July 31, 2023) through 4:30 p.m., New York City time, on September 14, 2023. Unless otherwise indicated, all transactions were effectuated in the open market through a broker.

Trade Date    Shares Purchased (Sold)        Price Per Share
7/31/2023 19,255                            35.6521
7/31/2023 5,000                           35.4587
8/1/2023 645                            35.0374
8/1/2023 100                            34.7800
8/3/2023 2,800                            32.6370
8/3/2023 2,200                           36.2925
8/7/2023 (3,304)                           38.8468
8/7/2023 (1,696)                           38.8469
8/8/2023 (15,000)                   39.4622
8/8/2023 (12,000)                   39.6400
8/9/2023 (441)                           40.5302
8/9/2023 (2,559)                        40.3092
8/14/2023 (10,000)                   41.1242
8/14/2023 (3,813)                           41.6378
8/14/2023 (2,600)                           41.6335
8/14/2023 (15,000)                   41.5300
8/15/2023 (3,287)                           41.6030
8/15/2023 (1,928)                           41.4493
8/15/2023 (6,421)                           41.8060
8/17/2023 (3,568)                           41.3878
8/18/2023 12,551                            40.9984
8/21/2023 (20,976)                   42.1057
8/21/2023 (2,300)                           42.3178
8/22/2023 6,800                            41.6421
8/22/2023 3,500                            41.6983
8/23/2023 (1,403)                           42.2999
8/24/2023 15,000                            41.5802
8/25/2023 15,000                            41.7619
8/28/2023 2,991                            41.6522
8/29/2023 2,544                            41.7888
8/29/2023 2,877                            41.6296
8/29/2023 3,000                      41.6752
8/30/2023 5,000                            42.0504
8/31/2023 2,500                            42.5978
8/31/2023 10,000                            42.7178
9/1/2023 (26,997)                   43.1789
9/1/2023 (23,470)                   42.6000
9/5/2023 (4,921)                           41.9500
9/5/2023 (102)                           41.9000
9/5/2023 (47,936)                   41.9003
9/5/2023 (100,000)                   41.5004
9/5/2023 (2,133)                           42.4556
9/5/2023 (60,367)                   41.9472
9/6/2023 (39,275)                   41.8000
9/6/2023 (45,541)                   41.7855
9/7/2023 (286)                           42.4840
9/7/2023 (50,500)                   42.2393
9/7/2023 (20,000)                   41.7512
9/11/2023 13,255                            41.1229
9/13/2023 (72,194)                   36.9495
9/14/2023 (50,000)                   36.9495